[AST letterhead]
January 13, 2011
VIA EDGAR AND FACSIMILE (202) 772-9203
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Daniel F. Duchovny, Special Counsel — Office of Mergers & Acquisitions

Re:	Applied Signal Technology, Inc. Schedule 14D-9 Filed December 30, 2010 SEC File No. 005-52819
Ladies and Gentlemen:
This letter responds to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Daniel F. Duchovny, Special Counsel, Office of Mergers & Acquisitions, dated January 5, 2011 relating to a Schedule 14D-9 filed by Applied Signal Technology, Inc. (the “Company”) with the SEC on December 30, 2010. We have included our responses to the Staff’s comments with each paragraph numbered to correspond to the numbered comments set forth in the Staff’s letter. For your convenience, the Staff’s comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9.
Schedule 14D-9
Additional Information — Financial Projections, page 31
1.	Please revise your disclosure to include the full financial forecasts instead of a summary of them.
Response:
In response to the Staff’s comment, the Company advises the Staff that the non-public internal financial forecasts (the “Internal Financial Forecasts”) furnished to interested parties as part of their due diligence review of the Company and to BofA Merrill Lynch for use in connection with its fairness opinion contained additional information relating to the individual components of the projections disclosed in the Schedule 14D-9. The Company believes that, upon revision as described below, it will have disclosed all of the material projections included in the Internal Financial Forecasts that were provided to these third parties. The Company does not believe that disclosing in the Schedule 14D-9 the more detailed information in the Internal Financial Forecasts would provide additional meaningful information to investors.

Mr. Duchovny
U.S. Securities and Exchange Commission
January 13, 2011

The more detailed projections included in the Internal Financial Forecasts included a breakdown by division for bookings, backlog, revenue and operating income. The Company believes the divisional breakdown of the bookings, backlog, revenue and operating income projections included in the Schedule 14D-9 is not material to an investment decision because the breakdown is not relevant to a valuation of the Company as a whole and would reveal competitively sensitive information about the Company.
The selected income statement information in the Internal Financial Forecasts included projections for operating income, which are the same as the EBIT projections that were disclosed in the Schedule 14D-9. Given the Staff’s comment as to reconciliation of non-GAAP financial measures, the title of the “EBIT” line item in the Schedule 14D-9 will be changed to “Operating Income.”
The selected income statement information in the Internal Financial Forecasts also included Adjusted EBITDA figures for the Company as a whole, which adjusted projected EBITDA for estimated one-time charges. The Company has included the Adjusted EBITDA figures in the proposed disclosure provided below. As indicated in the Schedule 14D-9, BofA Merrill Lynch utilized such Adjusted EBITDA forecasts in connection with the preparation of its fairness opinion. Finally, the projected income statement information also included projected revenue growth and profit margin for the Company and by division which were derived from the respective projections for the Company and for each division. The Company does not believe this information is material given the actual figures for the Company that were disclosed in the Schedule 14D-9.
The Internal Financial Forecasts also included projections with respect to the Company’s cash flow statement and balance sheet. The Company believes that the EBITDA projections included in the Schedule 14D-9 are a more useful reflection of the cash projected to be generated by the Company and therefore more useful for purposes of an investment decision. The Company does not believe the projected balance sheet is material because the Company is valued based on its projected operating results, which are reflected by the projected revenue, operating income, EBITDA and Adjusted EBITDA figures that are disclosed in the Schedule 14D-9.
The Company would propose the following revised disclosure to be included in the Schedule 14D-9:
The Internal Financial Forecasts include non-GAAP financial measures, including EBITDA and Adjusted EBITDA. EBITDA means earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA means EBITDA as adjusted to exclude estimated transaction fees, litigation, inventory write-downs and Defense Contract Audit Agency expenses. The Company believes that EBITDA and Adjusted EBITDA provide important information about the operating trends of the Company. The Company uses EBITDA and Adjusted EBITDA to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA and Adjusted EBITDA are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Mr. Duchovny
U.S. Securities and Exchange Commission
January 13, 2011

These projections include the following:

	Fiscal Year Ending October 31,
	2010E	2011E	2012E	2013E	2014E	2015E
			(Dollars in Millions)
Backlog	$187	$179	$194	$221	$253	$307
Bookings	$262	$282	$312	$404	$537	$634
Revenue	$225	$270	$315	$389	$483	$577
Operating Income	$22	$21	$26	$36	$51	$62
EBITDA	$28	$29	$34	$45	$61	$73
Adjusted EBITDA	$33	$33	$37	$46	$61	$73
2.	We note that the financial forecasts included in this section have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.
Response:
The Company advises the Staff that, in consultation with counsel, it considered the applicability of Rule 100(a) of Regulation G to the disclosure regarding the Internal Financial Forecasts on page 35 of the Schedule 14D-9, but concluded for the following reasons that a reconciliation of the differences between the non-GAAP financial measures disclosed with the most comparable financial measures calculated and presented in accordance with GAAP is not required.
The Company believes that the disclosure would not be required pursuant to the policy of the Commission exemplified in Rule 100(d) of Regulation G (as well as Item 10 of Regulation S-K), which states that the requirements of Rule 100 do “not apply to a non-GAAP financial measure included in disclosure relating to a proposed business combination, the entity resulting therefrom or an entity that is a party thereto, if the disclosure is contained in a communication that is subject to ... [Item 1015 of Regulation M-A (which covers, among other items, opinions as to the fairness of the consideration to be offered to security holders)].” As indicated in Item 8 of the Schedule 14D-9 (page 38), the financial projections were not prepared with a view toward public disclosure. Rather, the Internal Financial Forecasts were prepared by the Company’s management solely for internal management purposes, the bidders’ review in connection with their due diligence investigations and BofA Merrill Lynch’s use in connection with its fairness opinion. The Internal Financial Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The Internal Financial Forecasts were only provided to potential acquirers in connection with their due diligence because of the potential business combination, and to BofA Merrill Lynch for purposes of preparation of its fairness opinion. The Internal Financial Forecasts were included in the Schedule 14D-9 because they are referenced in the opinion of the Company’s financial advisor (see Item 4, “Opinion of the Company’s Financial Advisor” on page 20 of the Schedule 14D-9), and were a source of data used by BofA Merrill Lynch in preparing its opinion. The Company believes that providing a reconciliation in these

Mr. Duchovny
U.S. Securities and Exchange Commission
January 13, 2011

circumstances would not provide its shareholders or the markets with meaningful additional information regarding the projections that served as a basis for the BofA Merrill Lynch fairness opinion (particularly in light of the fact that no such reconciliation was provided to BofA Merrill Lynch or any other party). The Company believes that in these circumstances reconciliation with the most comparable GAAP financial measures is not an intended requirement of Regulation G.
In addition, the Company respectfully advises the Staff that such information is not available without unreasonable efforts. Providing this reconciliation would require unreasonable efforts because the Company does not currently, nor has it ever, prepared a projected income statement on a GAAP basis, which is what would be required to provide this reconciliation. The Company projected the non-GAAP operating measure by projecting income from its operations, without attempting to estimate all of the income statement detail, making it very difficult for the Company to be comfortable with projecting the necessary components of GAAP to provide a reconciliation. However, the Company is comfortable that its approach estimates the total of those items with reasonable accuracy. In other words, the Company can project the whole, but it does not have the detail to project the necessary GAAP pieces to provide the reconciliation. Therefore, the Company believes it would require unreasonable efforts to provide a quantitative reconciliation with reasonable precision and that its presentation is appropriate. The Company also does not believe that provision of this speculative information would be useful when evaluating the forecast, which is already accompanied by cautionary language, nor would it be likely to form a material basis for a shareholder to consider the Board’s recommendation regarding the tender offer. As a result, in accordance with Rule 100(a)(2) of Regulation G, a reconciliation was not included.
*   *   *
As requested by the Staff, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions or need any additional information, please feel free to contact me directly at (408) 522-2851 or Jason Harmon of DLA Piper LLP (US) at (410) 580-4170.

Respectfully submitted, APPLIED SIGNAL TECHNOLOGY, INC.
By:	/s/ James E. Doyle
Title: Chief Financial Officer